

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 3, 2017

Via E-mail
Stuart C. Haselden
Chief Financial Officer
lululemon athletica inc.
1818 Cornwall Avenue
Vancouver, British Columbia V6J 1C7

>   **Re: lululemon athletica inc.**
>   **Form 10-K for the Year Ended January 29, 2017**
>   **Filed March 29, 2017**
>   **File No. 001-33608**

Dear Mr. Haselden:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/Craig Arakawa
>
>   Craig Arakawa
>   Accounting Branch Chief
>   Office of Beverages, Apparel and Mining